UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 20, 2006**

STRYKER CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**0-9165**	**38-1239739**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2725 Fairfield Road, **Kalamazoo, Michigan**	**49002**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **269.385.2600**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Stryker Corporation issued a press release on July 20, 2006 announcing its second quarter 2006 operating results. A copy of this press release is attached hereto as Exhibit 99.1.

In its press release, the Company has presented adjusted net earnings that exclude the impact of a purchased in-process research and development charge reflected in the Company's results for the six month period ended June 30, 2006. This adjusted financial measure does not replace the presentation of the Company's reported results stated under generally accepted accounting principles (GAAP). The Company has provided this supplemental non-GAAP financial measure because it provides meaningful information regarding the Company's results on a consistent and comparable basis for the periods presented. Management uses this non-GAAP financial measure for reviewing the operating results of its business segments and for analyzing potential future business trends in connection with its budget process. In addition, the Company believes investors will utilize this information to evaluate period-to-period results and to better understand potential future operating results. The Company encourages investors and other users of these financial statements to review its consolidated financial statements and other publicly filed reports in their entirety and to not rely solely on any single financial measure. A reconciliation of reported net earnings to adjusted net earnings before the purchased in-process research and development charge recognized in the first quarter of 2006 is included in the Company's press release attached hereto as Exhibit 99.1.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

99.1 Press release dated July 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STRYKER CORPORATION
(Registrant)

July 20, 2006
Date

/s/ DEAN H. BERGY
Dean H. Bergy
Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

99.1   Press release dated July 20, 2006

Exhibit 99.1

**STRYKER OPERATING RESULTS FOR
QUARTER ENDED JUNE 30, 2006**

Kalamazoo, Michigan -- July 20, 2006 -- Stryker Corporation (NYSE:SYK) reported operating results for the quarter ended June 30, 2006 as follows:

Second Quarter Highlights

- Net sales increased 9.0% (9.4% constant currency) to $1,328 million
- Orthopaedic Implant sales increased 6.6% (7.3% constant currency)
- MedSurg Equipment sales increased 14.5% (14.4% constant currency)
- Net earnings increased 20.3% to $214 million
- Diluted net earnings per share increased 20.9% to $.52
- 2006 and 2005 include additional compensation expense of $14.2 million and $10.1 million, respectively, to reflect the expensing of stock option compensation

"We once again delivered on our commitments in the quarter, including strong net earnings growth and the continuing turnaround of our U.S. Orthopaedics division, which reported its third straight quarter of sequentially improved sales growth," commented Stephen P. MacMillan, President and Chief Executive Officer. "We were also particularly pleased by very strong MedSurg growth overseas, which helped offset softer International implant sales growth."

Net sales were $1,327.9 million for the second quarter of 2006, representing a 9.0% increase over net sales of $1,218.6 million in the second quarter of 2005, and $2,648.8 million for the first half of 2006, representing a 9.4% increase over net sales of $2,421.1 million for the first half of 2005. Excluding the impact of foreign currency, net sales increased 9.4% for the second quarter and 10.8% for the first half.

The second quarter and first half results reflect the adoption of Financial Accounting Standards Board (FASB) Statement No. 123R, *Share-Based Payment*, which requires companies to recognize the cost of stock options as compensation expense. The Company adopted the Statement using the modified-retrospective transition method, under which all prior period amounts have been restated on a consistent basis. As a result of adopting Statement No. 123R, the Company recognized additional compensation expense of $14.2 million and $10.1 million in the second quarter of 2006 and 2005, respectively, and $29.0 million and $19.9 million in the first half of 2006 and 2005, respectively.

Net earnings for the second quarter of 2006 were $213.9 million, representing a 20.3% increase over net earnings of $177.8 million for the second quarter of 2005. Diluted net earnings per share for the second quarter of 2006 increased 20.9% to $.52 compared to $.43 in the second quarter of 2005.

The Company's net earnings for the first half of 2006 were reduced by a $52.7 million charge in the first quarter to write off purchased in-process research and development associated with the acquisition of Sightline Technologies, Ltd. (Sightline).

Excluding the impact of the $52.7 million charge to write off purchased in-process research and development, adjusted net earnings for the first half of 2006 were $414.1 million, representing a 20.2% increase over net earnings of $344.5 million for the first half of 2005, and adjusted diluted net earnings per share for the first half of 2006 were $1.01, representing a 20.2% increase over diluted net earnings per share of $.84 for the first half of 2005.

Reported net earnings for the first half of 2006 were $361.4 million, representing a 4.9% increase over net earnings of $344.5 million in the first half of 2005. Reported diluted net earnings per share for the first half of 2006 increased 4.8% to $.88 compared to $.84 in the first half of 2005.

Sales Analysis

Domestic sales were $864.0 million for the second quarter and $1,731.9 million for the first half of 2006, representing increases of 10.2% and 11.1%, respectively, as a result of higher shipments of Orthopaedic Implants and MedSurg Equipment.

International sales were $463.9 million for the second quarter and $916.9 million for the first half of 2006, representing increases of 6.8% and 6.3%, respectively, as a result of higher shipments of Orthopaedic Implants and MedSurg Equipment. The impact of foreign currency comparisons to the dollar value of international sales was unfavorable by $4.9 million in the second quarter and by $34.8 million in the first half of 2006. Excluding the impact of foreign currency, international sales increased 7.9% in the second quarter and 10.4% in the first half of 2006.

Worldwide sales of Orthopaedic Implants were $771.1 million for the second quarter and $1,534.7 million for the first half of 2006, representing increases of 6.6% and 6.8%, respectively, based on higher shipments of reconstructive (hip, knee and shoulder), trauma, spinal and craniomaxillofacial implant systems; bone cement; and the bone growth factor OP-1. Excluding the impact of foreign currency, sales of Orthopaedic Implants increased 7.3% in the second quarter and 8.9% in the first half of 2006.

Worldwide sales of MedSurg Equipment were $490.7 million for the second quarter and $981.0 million for the first half of 2006, representing increases of 14.5% and 15.0%, respectively, based on higher shipments of surgical equipment; surgical navigation systems; endoscopic, communications and digital imaging systems; as well as patient handling and emergency medical equipment. Excluding the impact of foreign currency, sales of MedSurg Equipment increased 14.4% in the second quarter and 15.5% in the first half of 2006.

Physical Therapy Services revenues were $66.1 million for the second quarter and $133.1 million for the first half of 2006, representing a decrease of 0.5% and an increase of 1.2%, respectively.

Income Tax Rate

The Company's effective income tax rates for the second quarter and first half of 2006 were 27.9% and 31.0%, respectively, as compared to effective income tax rates for the second quarter, first half and year ended December 31, 2005 of 29.2%, 29.3% and 32.6%, respectively. The effective income tax rate for the first half of 2006 reflects the impact of the non-deductibility for income tax purposes of the purchased in-process research and development charge associated with the acquisition of Sightline. The effective income tax rate, excluding the effect of the Sightline acquisition, for the first half of 2006 was reduced from 28.5% to 28.2% in the second quarter of 2006, thereby reducing income tax expense by $1.8 million. The income tax rate reduction results primarily from increased manufacturing in lower tax jurisdictions and a favorable change in U.S. tax legislation enacted during the second quarter. The effective income tax rates for the 2005 periods have been restated to reflect the adoption of FASB Statement No. 123R. The effective income tax rate for the year ended December 31, 2005 also reflects the non-deductibility for income tax purposes of the purchased in-process research and development charge associated with the acquisition of PlasmaSol Corp. as well as the third and fourth quarter 2005 income taxes associated with the repatriation of foreign earnings under the provisions of the American Jobs Creation Act.

Outlook for 2006

The Company's outlook for 2006 continues to be optimistic regarding underlying growth rates in orthopaedic procedures and the Company's broadly based range of products in orthopaedics and other medical specialties, despite the potential for increased pricing pressure on Orthopaedic Implants products in the United States, Japan and certain other foreign markets. The Company projects adjusted diluted net earnings per share for 2006 of $2.02, excluding the impact of the charge to write off purchased in-process research and development associated with the acquisition of Sightline during the first quarter of 2006. The projection represents a 21.0% increase over adjusted restated diluted net earnings per share of $1.67 in 2005.

The financial forecast for 2006 includes a net sales increase in the range of 11% to 13% as a result of growth in shipments of Orthopaedic Implants and MedSurg Equipment and higher revenue from Physical Therapy Services, offset by unfavorable foreign currency exchange rate movements. If foreign currency exchange rates hold near recent levels, the Company does not expect a significant impact on net sales in the third quarter and anticipates an unfavorable impact of 0% to 1% for the full year of 2006. Excluding the effect of foreign currency exchange rates, the Company expects annual net sales growth in the range of 11% to 13% in 2006, which is comparable to the 11% sales growth, excluding the effect of foreign currency exchange rates, reported for the first half of 2006.

Conference Call

As previously announced, the Company will conduct a conference call for financial analysts at 5:00 p.m., Eastern Time, today. To hear the conference call, dial 800/725-9961. A simultaneous webcast of the call may be accessed via the Company's website at www.stryker.com. The call will be archived on this site for 90 days. A recording of the call will also be available from 7:00 p.m., Eastern Time, today until 7:00 p.m. on Saturday, July 22, 2006. To hear this recording dial 800/633-8284 (domestic) or 402/977-9140 (international) and enter the registration number 21279877.

Forward-Looking Statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied in such statements. Such factors include, but are not limited to: pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for the Company's products; regulatory actions; unanticipated issues arising in connection with clinical studies and eventual United States Food and Drug Administration approval of additional OP-1 applications, the FlexiCore and CerviCore spinal implant products or other new product introductions; integration and other issues that could delay the introduction of the recently acquired Sightline product line; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; changes in economic conditions that adversely affect the level of demand for the Company's products; changes in foreign exchange markets; changes in financial markets; and changes in the competitive environment. Additional information concerning these and other factors are contained in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Stryker Corporation is one of the world's leading medical technology companies with the most broadly based range of products in orthopaedics and a significant presence in other medical specialties. Stryker works with respected medical professionals to help people lead more active and more satisfying lives. The Company's products include implants used in joint replacement, trauma, craniomaxillofacial and spinal surgeries; biologics; surgical, neurologic, ear, nose & throat and interventional pain equipment; endoscopic, surgical navigation, communications and digital imaging systems; as well as patient handling and emergency medical equipment. Stryker also provides outpatient physical therapy services in the United States.

STRYKER CORPORATION
For the Three Month and Six Month Periods Ended June 30, 2006
(Unaudited - In Millions Except Per Share Amounts)

CONDENSED STATEMENTS OF EARNINGS (1)	Second Quarter			Six Months		
	2006	2005	% Change	2006	2005	% Change
Net sales	$ 1,327.9	$ 1,218.6	9.0	$ 2,648.8	$ 2,421.1	9.4
Cost of sales	452.5	423.1	6.9	905.4	853.1	6.1
GROSS PROFIT	875.4	795.5	10.0	1,743.4	1,568.0	11.2
% of Sales	65.9	65.3		65.8	64.8	
Research, development and engineering expenses	75.9	67.0	13.3	153.0	128.6	19.0
Selling, general and administrative expenses	497.0	465.6	6.7	1,002.7	923.7	8.6
Intangibles amortization	10.6	11.4	(7.0)	21.0	27.8	(24.5)
Purchased in-process research and development	-	-	--	52.7	-	--
	583.5	544.0	7.3	1,229.4	1,080.1	13.8
OPERATING INCOME	291.9	251.5	16.1	514.0	487.9	5.3
% of Sales	22.0	20.6		19.4	20.2	
Other income (expense)	4.7	(0.2)	--	9.9	(0.8)	--
EARNINGS BEFORE INCOME TAXES	296.6	251.3	18.0	523.9	487.1	7.6
Income taxes	82.7	73.5	12.5	162.5	142.6	14.0
NET EARNINGS	$ 213.9	$ 177.8	20.3	$ 361.4	$ 344.5	4.9
Net Earnings Per Share						
Basic	$ 0.53	$ 0.44	20.5	$ 0.89	$ 0.85	4.7
Diluted	$ 0.52	$ 0.43	20.9	$ 0.88	$ 0.84	4.8
Average Shares Outstanding						
Basic	406.4	403.3		406.0	403.1	
Diluted	410.7	410.5		411.0	410.7	

RECONCILIATION OF REPORTED NET EARNINGS TO ADJUSTED NET EARNINGS

	Six Months		
	2006	2005	% Change
NET EARNINGS			
Reported net earnings	$ 361.4	$ 344.5	4.9
Purchased in-process research and development	52.7	-	--
Adjusted net earnings	$ 414.1	$ 344.5	20.2
DILUTED NET EARNINGS PER SHARE			
Reported diluted net earnings per share	$ 0.88	$ 0.84	4.8
Purchased in-process research and development	$ 0.13	$ -	--
Adjusted diluted net earnings per share	$ 1.01	$ 0.84	20.2

(1) On January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123R using the modified-retrospective transition method, under which all prior period amounts have been restated on a consistent basis.

STRYKER CORPORATION
For the Three Month and Six Month Periods Ended June 30, 2006
(Unaudited - In Millions)

CONDENSED SALES ANALYSIS	Second Quarter				Six Months			
			% Change				% Change	
	2006	2005	Reported	Constant Currency	2006	2005	Reported	Constant Currency
Domestic	$ 864.0	$ 784.1	10.2	10.2	$ 1,731.9	$ 1,558.8	11.1	11.1
International	463.9	434.5	6.8	7.9	916.9	862.3	6.3	10.4
NET SALES	$ 1,327.9	$ 1,218.6	9.0	9.4	$ 2,648.8	$ 2,421.1	9.4	10.8
Orthopaedic Implants	$ 771.1	$ 723.5	6.6	7.3	$ 1,534.7	$ 1,436.5	6.8	8.9
MedSurg Equipment	490.7	428.7	14.5	14.4	981.0	853.1	15.0	15.5
Physical Therapy Services	66.1	66.4	(0.5)	(0.5)	133.1	131.5	1.2	1.2
NET SALES	$ 1,327.9	$ 1,218.6	9.0	9.4	$ 2,648.8	$ 2,421.1	9.4	10.8

STRYKER CORPORATION
(Unaudited - In Millions)

CONDENSED BALANCE SHEETS [1]		June 30 2006		December 31 2005
ASSETS				
Cash and cash equivalents	$	129.7	$	491.2
Marketable securities		738.0		565.3
Accounts receivable (net)		842.1		770.3
Inventories		644.1		563.5
Other current assets		508.3		479.8
TOTAL CURRENT ASSETS		2,862.2		2,870.1
Property, Plant and Equipment (net)		892.1		831.0
Goodwill and Other Intangibles (net)		928.8		922.9
Other Assets		425.9		368.5
TOTAL ASSETS	$	5,109.0	$	4,992.5
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	1,058.0	$	1,248.8
Long-Term Debt		0.7		184.2
Other Liabilities		281.2		259.3
Shareholders' Equity		3,769.1		3,300.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	5,109.0	$	4,992.5

(1) On January 1, 2006, the Company adopted Financial Accounting Standards
Board Statement No. 123R using the modified-retrospective transition method,
under which all prior period amounts have been restated on a consistent basis.

STRYKER CORPORATION
For the Three Month and Six Month Periods Ended June 30, 2006
(Unaudited - In Millions)

CONDENSED STATEMENTS OF CASH FLOWS [1]	Second Quarter		Six Months	
	2006	2005	2006	2005
OPERATING ACTIVITIES				
Net earnings	$ 213.9	$ 177.8	$ 361.4	$ 344.5
Depreciation	30.4	26.4	59.1	53.5
Amortization	51.5	43.0	100.6	89.8
Purchased in-process research and development	-	-	52.7	-
Changes in working capital and other	(100.0)	(65.0)	(357.3)	(279.2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	195.8	182.2	216.5	208.6
INVESTING ACTIVITIES				
Acquisitions, net of cash acquired	(31.9)	(3.0)	(79.3)	(53.1)
Purchases of marketable securities, net	(62.3)	(212.9)	(172.7)	(212.9)
Purchases of property, plant and equipment	(52.3)	(71.1)	(104.2)	(116.4)
Proceeds from sales of property, plant and equipment	0.1	0.2	0.2	0.4
NET CASH USED IN INVESTING ACTIVITIES	(146.4)	(286.8)	(356.0)	(382.0)
FINANCING ACTIVITIES				
Borrowings (repayments) of debt, net	(128.7)	0.2	(226.8)	0.2
Dividends paid	-	-	(44.6)	(36.2)
Other	8.1	(6.4)	46.3	(4.9)
NET CASH USED IN FINANCING ACTIVITIES	(120.6)	(6.2)	(225.1)	(40.9)
Effect of exchange rate changes on cash and cash equivalents	2.5	(15.5)	3.1	(16.7)
CHANGE IN CASH AND CASH EQUIVALENTS	$ (68.7)	$ (126.3)	$ (361.5)	$ (231.0)

(1) On January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123R using the modified-retrospective transition method, under which all prior period amounts have been restated on a consistent basis.

DATE: July 20, 2006
CONTACT: Dean H. Bergy
           Vice President and Chief Financial Officer
           269/385-2600